

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 11, 2017

Via E-mail
J. Shea Morgenroth
Chief Accounting Officer and Treasurer
Hines Global REIT II, Inc.
2800 Post Oak Boulevard
Suite 5000
Houston, TX 77056-6118

> **Re:** **Hines Global REIT II, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2015**
> **Filed March 24, 2016**
> **Form 10-Q for Fiscal Quarter Ended**
> **September 30, 2016**
> **Filed November 9, 2016**
> **File No. 000-55599**

Dear Mr. Morgenroth:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities